UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number : 001-8610 (SBC Communications Inc.)

                                              001-7155 (R.H. Donnelley Corporation)

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

       DonTech Profit Participation Plan, 200 East Randolph Drive, Chicago, Illinois 60601

B.   Name of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

     SBC Communications Inc., 175 E. Houston Street, San Antonio, TX 78205 and
    R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577

REQUIRED INFORMATION

Item 4.
Plan Financial Statements and Shedule Prepared in Accordance with teh Financial Reporting Requirements of ERISA.

                                                   DONTECH PROFIT PARTICIPATION PLAN

                                                          INDEX TO FORM 11-K

                                                                             Page(s)

Report of Independent Accountants                                               3

Financial Statements:

Statements of Net Assets Available for Benefits
at December 31, 2002 and 2001                                                   4

Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 2002                                   5

Notes to Financial Statements                                                6-10

Supplemental Schedule:                                                         11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Other Schedules required by 29CFR Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures
under ERISA have been omitted because they are not applicable to the DonTech Profit Participation Plan

Signature                                                                      12

Exhibit 23 - Consent of Independent Accountants

Exhibit 99 - Certification of Periodic Financial Reports

                                                   Report of Independent Accountants
                                                   ---------------------------------

To the Participants of the DonTech Profit  Participation  Plan and the Employee Benefits Committee of the Board of Directors of DonTech
II.

In our opinion,  the accompanying  statements of net assets  available for benefits and the related  statement of changes in net assets available  for benefits  present  fairly,  in all  material  respects,  the net assets  available  for  benefits of the DonTech  Profit
Participation  Plan (the  "Plan") at December  31, 2002 and 2001,  and the changes in net assets  available  for  benefits for the year ended December 31, 2002 in conformity with accounting  principles  generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management;  our responsibility is to express an opinion on these financial  statements based on our audits.  We conducted our audits of these  statements in accordance  with  auditing  standards  generally  accepted in the
United States of America,  which require that we plan and perform the audit to obtain reasonable  assurance about whether the financial statements  are free of material  misstatement.  An audit  includes  examining,  on a test basis,  evidence  supporting the amounts and disclosures in the financial statements,  assessing the accounting  principles used and significant  estimates made by management,  and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial  statements  taken as a whole.  The supplemental schedule of Assets Held at End of Year is presented  for the purpose of  additional  analysis  and is not a required  part of the basic financial  statements but is  supplementary  information  required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee  Retirement Income Security Act of 1974. This supplemental  schedule is the  responsibility of the Plan's management.  The  supplemental  schedule has been  subjected to the auditing  procedures  applied in the audits of the basic  financial statements  and, in our opinion,  is fairly stated in all material  respects in relation to the basic financial  statements  taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
May 16, 2003

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     AT DECEMBER 31, 2002 and 2001
                                                        (Dollars in Thousands)

                                                              December 31,
                                                   2002                        2001
                                                   ----                      ------

Assets:

  Investments, at fair value                      $ 37,399                   $ 42,432
  Accrued interest                                      15                         14
  Cash                                                   5                         41
  Participant contributions receivable                 139                        118
  Employer contributions receivable                     48                         36
                                                 ---------                  ---------
     Total assets                                   37,606                     42,641
                                                   -------                     ------

Net assets available for
  benefits                                        $ 37,606                   $42,641
                                                  ========                   ========

                              The accompanying notes are an integral part of these financial statements.

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                        (Dollars in Thousands)

Additions to net assets attributed to:
  Investment income:
    Interest                                                        $ 695
    Dividends                                                         416
                                                                      ---
Total Investment income                                             1,111
                                                                    -----

  Contributions:
    Participant                                                     2,861
    Employer                                                          879
                                                                    -----
Total Contributions                                                 3,740
                                                                    -----

Total Additions                                                     4,851

Deductions from net assets attributed to:

     Net depreciation
       in fair value of investments                               (7,273)
     Net distributions to participants                            (2,613)
                                                                  -------

     Total Deductions                                             (9,886)
                                                                  -------

Decrease in net assets                                            (5,035)

Net assets available for benefits,
   at beginning of the year                                        42,641
                                                                   ------

Net assets available for benefits
   at the end of the year                                         $37,606
                                                                  =======

                              The accompanying notes are an integral part of these financial statements.

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                                     NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

Overview
--------

DonTech II (the  "Partnership")  is a general  partnership  between  Reuben H.  Donnelley  Inc.  ("RHD") and  Ameritech  Publishing  of
Illinois,  Inc.  ("API/IL"),  a unit of SBC Communications Inc. The Partnership does business under the name DonTech and is hereinafter referred to as "DonTech" or the "Company".

DonTech,  as the Plan  Administrator,  has adopted the DonTech Profit  Participation  Plan (the "Plan") for the benefit of its eligible employees.  The Plan is a defined  contribution  plan and is subject to the provisions of the Employee  Retirement  Income Security Act of 1974, as amended  ("ERISA").  The Plan was  established to provide a convenient way for eligible  employees to save on a regular and long-term  basis.  The  following  summary  provides an overview of major Plan  provisions  and is provided  for general  informational purposes.  Employees who contribute to the Plan  ("Participants")  or former  employees who have assets in the Plan should refer to the
Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility
------------

Full-time  employees of the Company are  immediately  eligible to  participate in the Plan on their date of hire.  Part-time  employees who work at least one  thousand  hours  during the  consecutive  twelve-month  period  following  employment  or in any  calendar  year thereafter are eligible to participate in the Plan on the first day of the following January.

Contributions
-------------

Contributions  are made to the Plan by the  Company  on  behalf of each  eligible  participant  based  upon the  participant's  elected compensation  deferral through payroll  deductions.  Participants in the Plan authorize direct payroll deductions of between 1% and 6%, in whole percent increments,  of their included  compensation,  as defined by the Plan document ("Basic  Contributions").  Participants may make additional contributions ("Investment Contributions") up to a maximum of 10% of included compensation.

Participants' Basic Contributions and Investment  Contributions may be made from before-tax earnings,  which has the effect of reducing current  taxable  earnings for federal income tax purposes,  and/or after tax earnings.  In any Plan year, a Participant may contribute up to a maximum of 16% of his or her included  compensation (up to 6% in Basic  Contributions  and 10% in Investment  Contributions) or
the maximum  allowed by the Internal  Revenue  Code,  as amended  ("IRC"),  whichever is less.  For the Plan year 2002 the IRC limit on before tax contributions was $11,000.

The Company makes  contributions  ("Matching  Contributions")  equal to a minimum of 50% of aggregate Basic  Contributions.  Investment
Contributions  are not eligible for Matching  Contributions.  In accordance with the provisions of the Plan, the Company may contribute an additional  percentage of the  Participant's  aggregate Basic  Contribution if the Company's  profit for a Plan year is greater than budgeted profit for that Plan year. The Company made no such additional  profit-sharing  matching  contributions  during the year ended
December 31, 2002.

To comply with certain  provisions  of the Tax Reform Act of 1986, as amended (the "Act"),  the Plan limits  covered  compensation  for purposes of determining Basic,  Investment and Matching  Contributions  (collectively,  "Contributions")  to $200,000 for the plan year ended December 31, 2002. All contributions are subject to limitations imposed by the IRC and ERISA.

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                               NOTES TO FINANCIAL STATEMENTS (continued)

Vesting
--------

Basic, Investment and Matching Contributions are fully vested when made.

Investment Options
------------------

The Plan allows  Participants to allocate their  Contributions to various  investment options available under the Plan. These elections must be made in 1% increments.  Participants  are able to reallocate  their entire account balances in multiples of 1% among the Plan's investment options.

Payment of Benefits
-------------------

Upon  termination  of service with the Company,  participants  are entitled to a lump sum  distribution  of the vested portion of their account  balance.  Upon  retirement or if a participant  becomes  totally and  permanently  disabled or dies, the  participant or their beneficiary is entitled to their entire account balance.  Retired and terminated  Participants who have an account balance in excess of
$5,000 may elect various forms of deferred distribution.

Withdrawals
------------

The Plan allows  withdrawals of after-tax and rollover  contributions  while an active employee.  The Plan also allows for a "financial hardship"  withdrawal  for  participants  under  age 59 1/2  years of  before-tax  contributions  in cases of  demonstrated  "financial hardship".

Participant Loans
-----------------

Participants  may borrow from their vested account  balance a minimum of $500 up to a maximum of $50,000,  or 50% of the vested account balance,  whichever  is less.  Loan  terms  range  from 1 to 5 years or up to 10  years  if the  proceeds  of the loan are used for the purchase of the participant's  primary  residence.  Loans are secured by the balance in the Participant's  account and bear interest at the Prime rate,  as quoted in the Wall Street  Journal as of the last day of the month  immediately  preceding  the receipt of the loan application,  plus 2%.  Principal and interest  payments are payable  ratably  through direct payroll  deductions.  The total number of
Participants with outstanding loans at December 31, 2002 and 2001 was 145 and 158, respectively.

Forfeitures
-----------

Amounts  forfeited  by  non-vested  Participants  who  terminated  during the year were  $18,000 for the year ended  December 31, 2002.
Forfeited  amounts reduce future Company  contributions.  The forfeitures are related to Participants  who terminated  prior to June 1,
2000 (the date the plan was amended to change the vesting of Matching  contributions  to be fully vested when made), but did not take a distribution until the 2002 Plan year.

Note 2.  Investments

Investment Funds
----------------

Participants  of the Plan can elect to have  Contributions  credited  to their Plan  accounts  invested  in one or more of the  various investment fund options of the Plan.

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                               NOTES TO FINANCIAL STATEMENTS (continued)

Trust and Master Trust
----------------------

Merrill Lynch is the Trustee of the Plan assets,  recordkeeper and investment  advisor.  As of December 31, 2002 and 2001, all cash and investments of the Plan are in the DonTech Profit Participation Plan Trust (the "Trust").

Note 3.  Summary of Significant Accounting Policies

Method of Accounting
--------------------

The Plan's  financial  statements are prepared on the accrual basis of accounting in accordance  with accounting  principles  generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition
--------------------------------------------

The fair value of the Plan assets in the Trust is determined  based on quoted  market prices for shares of mutual funds and  collective trusts,  quoted market prices for shares of stock,  and contract  value,  which  approximates  fair value,  for  investment  contracts.
Participant  loans are stated at amortized  costs.  The net  appreciation  or  depreciation  in the fair value of the  investments,  as applicable,  consists of realized and unrealized  appreciation and depreciation for the specified period.  Net unrealized  appreciation or  depreciation  is determined  based on the difference  between the average cost of the  investments  and the market value as of each valuation date of such investment.  Average cost is determined  based on the  weighted-average  cost of all investments  purchased less any  dispositions.  Dividend  income is recorded on the  ex-dividend  date.  Interest  earned on investments is recorded on the accrual basis.  Purchases and sales of securities are recorded on the trade date.

Contributions
--------------

Participant  contributions  represent the amounts withheld each pay period. Company contributions are based upon amounts required under the provisions of the Plan.

Benefit Payments
----------------

Benefits are recorded when paid.

Expenses and Administrative Costs
---------------------------------

All expenses and administrative costs are paid by the Company.

Use of Estimates
----------------

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                               NOTES TO FINANCIAL STATEMENTS (continued)

Risks and Uncertainties
-----------------------

The Plan provides for various  investment options in a number of funds which invest in stocks,  bonds, fixed income securities,  mutual funds,  and other  investment  securities.  Certain  investment  securities  are  exposed to risks such as changes in  interest  rates, fluctuations  in market  conditions and credit risk. The level of risk associated  with certain  investment  securities and uncertainty related to changes in value of these  securities  could  materially  affect  Participant  account  balances and amounts reported in the financial statements and accompanying notes.

Plan Termination
------------------

While the Company has not  expressed  any intent to do so, it may  discontinue  its  contributions  or terminate  the Plan at any time, subject to the provisions of ERISA and the IRC. These  provisions  state that in such an event,  all  Participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

Note 4.  Tax Status

The Internal  Revenue  Service  ("IRS") has  determined  and  informed  the Company by a letter  dated June 9, 1999,  that the Plan and related  Trust are designed in accordance  with  applicable  sections of the IRC.  Although the Plan has been amended since the date of the letter,  the Plan  Administrator  and the  Administrator's  legal counsel believe the amendments do not alter the tax status of the
Plan and the Plan is  currently  being  operated in  compliance  with  section  401(a) of the IRC and the related  Trust is exempt from federal income tax under section 501(a) of the IRC.

On March 9, 2002,  the Plan filed for, but not  received,  a new tax  determination  letter with the IRS due to changes made to certain
Plan  provisions during 2001 and to comply with IRC regulations .

Note 5.  Investments

The  investments  reflected  in the  Statement of Net Assets  Available  for  Benefits  represents  the total assets in the Trust as of
December 31, 2002 and 2001.

The following presents investments that represent 5 percent or more of the Plan's net assets at fair value (dollars in thousands):

                                                                     December 31,           December 31,
                                                                         2002                  2001
                                                                         ----                  ----
R.H. Donnelley Corporation Common Stock Fund                          $ 1,919           $     2,160
SBC Communications Inc. Common Stock Fund                               5,845                10,089
DonTech Stable Value Fund                                              11,808                10,626
Merrill Lynch Equity Index Fund                                         9,750                13,176
PIMCO Total Return Fund                                                 2,345                   872

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                               NOTES TO FINANCIAL STATEMENTS (continued)

During 2002, the Plan's investments  (including gains and losses on investments bought,  sold, and held during the year) depreciated in value as follows: (dollars in thousands)

Mutual Funds                                                                $ (1,256)
Common Stock                                                                  (3,111)
Common Collective Trusts                                                      (2,906)
                                                                              -------
Total                                                                       $ (7,273)
                                                                              =======

At December 31, 2002 and 2001,  the Plan has entered into benefit  responsive  investment  contracts with various  insurance  companies
("Insurers").  The fair value of these  contracts  is recorded  in the DonTech  Stable  Value Fund at December  31, 2002 and 2001.  The
Insurers  maintain the  contributions  in a pooled  account,  which is credited with earnings on the underlying  assets and charged for
Participant  withdrawals and administrative  expenses.  The contracts are included in the financial  statements at contract value which approximates  fair value and there are no reserves  against  contract  value for credit risk of the contract  insurer or other risks at
December 31, 2002 and 2001.  The average  interest  rate was  approximately  5.35% and 6.07% for the years ended  December 31, 2002 and
2001, respectively.

Note 6.  Related Party Transactions

Shares of the Merrill Lynch Equity Index Fund, the Merrill Lynch  Fundamental  Growth Fund, the Merrill Lynch Global Small Cap Fund and
the  Merrill  Lynch  Retirement  Preservation  Trust  are  managed  by  the  Trustee  and  therefore,  these  transactions  qualify  as party-in-interest  transactions.  Fees paid by the Company  for the  investment  management  services  were  nominal for the year ended
December 31, 2002.

Note 7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500 (dollars in thousands):
                                                                         2002                 2001
                                                                       ------               ------
         Net Assets available for benefits                             $37,606              $42,641
            per the financial statements
         Amounts allocated to withdrawing participants                   (169)                 (13)
                                                                      ---------            ---------
         Net Assets available for benefits per Form 5500              $ 37,437             $ 42,628
                                                                      =========            =========
The following is a reconciliation of the benefits paid to participants per the financial statements for the year ended December 31,
2002 to Form 5500 (dollars in thousands):

         Benefits paid to participants                                 $ 2,613
           per the financial statements
          Add: Amounts allocated to withdrawing participants               169
                    at December 31, 2002
          Less: Amounts allocated to withholding participants             (13)
                                                                       -------
                     at December 31, 2001
         Benefits paid to participants per Form 5500                    $2,769
                                                                       =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002 but not yet paid as of that date.

                                                   DONTECH PROFIT PARTICIPATION PLAN
                                                     EIN 36-4190375, PLAN NO. 002

                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                           December 31, 2002

                                                                Description of                    Current
Issuer/borrower/lessor                                            Investment                       Value
----------------------------------------------------     ------------------------------        --------------
                                                                                               ( in Thousands)

* R.H. Donnelley Corp New                                        Common Stock               $          1,919
* SBC Communications Inc                                         Common Stock                          5,845
* ML Equity Index Trust 1                                  Common/Collective Trusts                    9,361
* ML Equity Index Trust 1 GM                               Common/Collective Trusts                      389
*DonTech Stable Value Fund                                Pooled Separate A/C (GICS)                  11,670
*DonTech Stable Value Fund                                Pooled Separate A/C (GICS)                     138
Lord Abbett Mid Cap Value CL P                                   Mutual Funds                            112
*ML Fundamental Growth FD CL A                                   Mutual Funds                            598
Van Kampen American Value FD                                     Mutual Funds                          1,029
Van Kampen American Value A GM                                   Mutual Funds                            299
Van Kampen Emerg GR FD CL A                                      Mutual Funds                            661
PIMCO Total Return Fund CL A                                     Mutual Funds                          1,684
PIMCO Total Return Fund CL A GM                                  Mutual Funds                            661
Fidelity Adv Small Cap Fd CL T                                   Mutual Funds                            340
*ML Global Small Cap Fund CL A                                   Mutual Funds                             58
Oppen Quest Bal Val CL A                                         Mutual Funds                            363
AIM Basic Value FD CL A                                          Mutual Funds                             95
ING Pilgrim INTL Value CL A                                      Mutual Funds                            674
ING Pilgrim INTL Value CL A - GM                                 Mutual Funds                            218
* Loan Fund                                              Participant Loans, at rates                   1,136
                                                         ranging from 6.25% to 11.5%
Pending Settlement Fund                                      Pending Settlements                         149

                                                                                               --------------
Total                                                                                       $         37,399
                                                                                               ==============

* Party-in Interest

                                                   DONTECH PROFIT PARTICIPATION PLAN

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DonTech II general partnership (the administrator of the
DonTech Profit Participation Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     DonTech Profit Participation Plan

                                                     BY: /s/ Robert A. Gross
                                                        --------------------

                                                                 Robert A. Gross
                                                              Vice President - Finance &
                                                               Chief Financial Officer

Date: June 16, 2003

EXHIBIT INDEX

       Exhibits identified below, Exhibit 23 is filed herein as an exhibit hereto and Exhibit 99 is furnished and attached hereto.

     Exhibit
     Number
     ------

23       Consent of Independent Accountants
99       Certification of Periodic Financial Reports